

Fuseology Creative LLC Small Business Bond™

Bond Terms:

Bond Yield: 6%

Target Raise Amount: $100,000

Offering End Date: January 11, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Fuseology Creative LLC
DBA CheeseButta

Founded: 2013

Address: 1509 NE 83RD Ct.
Vancouver, WA 98664

Industry: Prepared Sauce Manufacturing

Employees: 1

Website: https://cheesebutta.com/

Use of Funds Allocation:

If the maximum raise is met:

(33.0%) $ 33,000 – Inventory and Equipment
(33.0%) $ 33,000 – Staff Hiring
(30.5%) $ 30,500 – Promotions and Advertising
 (3.5%) $ 3,500 – SMBX capital raise fee

Social:

Facebook: Instagram: 40 Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$30,719	$4,275
Cash & Cash Equivalents	$25,605	$4,275
Accounts Receivable	($1,000)	$0
Short-term Debt	$16,851	$3,185
Long-term Debt	$26,387	$11,052
Revenues / Sales	$68,353	$76,250
Cost of Goods Sold	$2,970	$2,596
Taxes	$0	$0
Net Income	$39,698	$38,967

About:

Fuseology Creative, LLC DBA CheeseButta is a Vancouver, Washington based gourmet food development company which focuses on the product development and marketing of their famous CheeseButta product line. Fueseology Creative, LLC DBA CheeseButta offers their clients a versatile and gourmet spread in a range of flavors.

Michael Paul graduated from the School of Music Performance at the University of North Texas in 1995, with a major in Music Performance. Prior to founding Fuseology Creative, LLC DBA CheeseButta, Michael developed a career specializing in computer development in the restaurant point of sale industry. Michael's experience operating a family restaurant led him to create the CheeseButta line of products.

For more information, contact our Customer Support Team at support@thesmbx.com

